355 Lexington Avenue, 6th Floor	118 Coalpit Hill Road
New York NY 10017	Danbury CT 06810
Phone 212.233.1480	Phone 203.456.1380

FILED VIA EDGAR

Melissa Gilmore, Esq.

Melissa Raminpour, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549

Re: Lingo Media Corporation, File No. 333-98397, Form 20-F FYE December 31, 2017, Filed May 16, 2017

Dear Ms. Gilmore and Ms. Raminpour:

This office represents Lingo Media Corporation (“Lingo”) in connection with the above filing. Lingo has filed today an Amended Annual Report on Form 20-F for the year ended December 31, 2017 in response to your letter to it of December 21, 2018. We believe that all the points raised by you in such letter are addressed in the amended filing. Should that not be the case, please feel free to contact Lingo or the undersigned. Thank you.

Very truly yours,

s/ Neil I. Jacobs

Neil I. Jacobs

cc: Lingo Media Corp.

NIJ/slf